FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Candidates for New Directors

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 31, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Takeda Announces Candidates for New Directors

OSAKA, Japan, March 31, 2021, --- Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced candidates for its Board of Directors that will be proposed at the 145th Ordinary General Meeting of Shareholders to be held on June 29, 2021.

Proposed Change in Directors
Takeda is committed to exercising strong corporate governance practices to promote the long-term interests of shareholders and all its stakeholders as well as strengthening its Board of Directors and management accountability. As part of this commitment, the Board of Directors decided that all members of the Audit and Supervisory Committee will be external directors to further enhance the independence of the Committee. Mr. Yasuhiko Yamanaka, Director, a member of the Audit and Supervisory Committee will retire from his current role effective upon the conclusion of the 145th Ordinary General Meeting of Shareholders and become an advisor for one year to ensure smooth transition to the Committee consisting of fully external Directors.

Also, Takeda is pleased to nominate Mr. Masami Iijima from Mitsui & Co., Ltd. to join as an External Director who will be a substitute member of the Audit and Supervisory Committee. Joining Mitsui & Co., Ltd. in 1974, Mr. Iijima has held various senior roles of increasing responsibility, and recently served as Representative Director, Chairman of the Board of Directors. He will continue serve as Director until June 18 when he will be nominated as Counselor. Mr. Masami IIjima is also currently serving as External Director for Ricoh Company, Ltd., SoftBank Group Corp., and Isetan Mitsukoshi Holdings Ltd., as well as Counsellor of Bank of Japan.

As already announced, Mr. Masato Iwasaki, who started with Takeda in 1985, will transition from the role of president of Japan Pharma Busines Unit to the role of Japan General Affairs on April 1, 2021. Further, the Board of Directors has resolved that upon Mr. Iwasaki’s election as a Director at the 145th Ordinary General Meeting of Shareholders, he will then be appointed as another Representative Director at a Board of the Directors meeting immediately following the 145th Ordinary General Meeting of Shareholders. In his new role as Japan General Affairs, Mr. Iwasaki will chair and coordinate a network representing all of Takeda's functions in Japan to maintain and enhance the Company’s reputation in Japan and to ensure one voice to our external stakeholders in Japan.

Candidates for Directors Who are Not Audit and Supervisory Committee Members

Name	Category		Expected Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Masato Iwasaki	Internal	Existing	Representative Director, Japan General Affairs
Andrew Plump	Internal	Existing	Director, President, Research & Development
Constantine Saroukos	Internal	Existing	Director, Chief Financial Officer
Masahiro Sakane	External	Existing	External Director, Chair of the Board Meeting Chair of the Nomination Committee
Olivier Bohuon	External	Existing	External Director Member of the Compensation Committee
Jean-Luc Butel	External	Existing	External Director Member of the Nomination Committee
Ian Clark	External	Existing	External Director Member of the Compensation Committee
Yoshiaki Fujimori	External	Existing	External Director Member of the Compensation Committee
Steven Gillis	External	Existing	External Director Member of the Nomination Committee
Shiro Kuniya	External	Existing	External Director
Toshiyuki Shiga	External	Existing	External Director Member of the Nomination Committee

Candidate for Director Who is Audit and Supervisory Committee Member

Name	Category		Expected Role
Masami Iijima	External	New	External Director, Audit and Supervisory Committee Member

The following three Directors who are Audit and Supervisory Committee members were elected at the 144th Ordinary General Meeting of Shareholders held in 2020 and their terms of office will continue until the 146th Ordinary General Meeting of Shareholders held in 2022.

Name	Category		Role
Koji Hatsukawa	External	Existing	External Director, Chairperson of Audit and Supervisory Committee
Emiko Higashi	External	Existing	External Director, Audit and Supervisory Committee Member Chair of the Compensation Committee
Michel Orsinger	External	Existing	External Director, Audit and Supervisory Committee Member Member of the Nomination Committee

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media
Kazumi Kobayashi
kazumi.kobayashi@takeda.com
+81 (0) 3-3278-2095

Media Outside Japan
Holly Campbell
holly.campbell@takeda.com
+1 617-588-9013

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Attachment

Takeda To Appoint Another Representative Director

As detailed below, Takeda Pharmaceutical Company Limited (“Takeda”) today announced that its Board of Directors has resolved to appoint another Representative Director at a Board of the Directors meeting immediately following the 145th Ordinary General Meeting of Shareholders where Directors who are not members of the Audit and Supervisory Committee are to be elected to the Board of Directors on June 29, 2021.

1.Reason for the appointment
Takeda has decided to establish a new role to chair and coordinate a network representing all Takeda's functions in Japan to maintain and enhance its reputation in Japan and to ensure one voice to its external stakeholders in Japan.

2.Name and title of new representative director

Name	New Role (anticipated effective date, June 29, 2021)	Prior Role (appointed on April 1, 2021)
Masato Iwasaki	Representative Director, Japan General Affairs	Director, Japan General Affairs

3.Career summary of new representative director

Date of birth	Career summary, and position and responsibilities at the Company	Number of shares owned
November 6, 1958	April 1985 April 2008 January 2012 April 2012 June 2012 April 2015 April 2021
Joined the company
Senior Vice President, Strategic Planning Department of the Company
Head of CMSO Office, Takeda Pharmaceuticals International Inc.
Senior Vice President, Pharmaceutical Marketing Division of the Company
Director of the Company (to present)
President, Japan Pharma Business Unit of the Company
Japan General Affairs
45,996 shares

4.Anticipated Effective Date
June 29, 2021

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